SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

Green Dot Corporation
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

39304D102
(CUSIP Number)

JEFFREY B. OSHER
HARVEST CAPITAL STRATEGIES LLC
600 Montgomery Street, Suite 1700
San Francisco, California 94111
(415) 869-4433

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2016
(Date of Event Which Requires Filing of This Statement)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSONS JEFFREY B. OSHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,899,065
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,899,065
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,899,065*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON IN

*Includes 500,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSONS HARVEST SMALL CAP PARTNERS MASTERS, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,740,024
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,740,024
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,740,024*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON CO

*Includes 285,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSONS HARVEST SMALL CAP PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,309,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,309,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,976*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%*
14	TYPE OF REPORTING PERSON PN

*Includes 214,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSONS HSCP STRATEGIC I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 702,065
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 702,065
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSONS HARVEST FINANCIAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,466
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 49,466
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSONS HARVEST CAPITAL STRATEGIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,863,705
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,863,705
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,863,705*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON IA

*Includes 500,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSONS DONALD DESTINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 111,640
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 111,640
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSONS CRAIG BAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSONS SATURNINO FANLO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSONS GEORGE W. GRESHAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSONS PHILIP B. LIVINGSTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,050
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,050
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.  As of the close of business on March 15, 2016, the Reporting Persons collectively beneficially owned an aggregate of 4,026,255 Shares, constituting approximately 8.0% of the Shares outstanding.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)
Harvest Small Cap Partners Masters, Ltd, an exempted company organized under the laws of the Cayman Islands (“Harvest Small Cap Masters”), with respect to the Shares directly and beneficially owned by it;

(ii)	Harvest Small Cap Partners, LP, a Delaware limited partnership (“Harvest Small Cap”), with respect to the Shares directly and beneficially owned by it;

(iii)	HSCP Strategic I, LP, a Delaware limited partnership (“HSCP Strategic”), with respect to the Shares directly and beneficially owned by it;

(iv)	Harvest Financial Partners, LP, a Delaware limited partnership (“Harvest Financial”), with respect to the Shares directly and beneficially owned by it;

(v)
Harvest Capital Strategies LLC, a Delaware limited liability company (“Harvest Capital”), as the investment manager of Harvest Small Cap Masters and the investment adviser to certain managed accounts (the “Harvest Capital Accounts”) and as the general partner of each of Harvest Small Cap, HSCP Strategic and Harvest Financial;

(vi)
Jeffrey B. Osher, as a managing director of Harvest Capital and portfolio manager of each of Harvest Small Cap Masters, Harvest Small Cap, and HSCP Strategic, and as the beneficial owner of the Shares held in certain family accounts (the “Osher Family Accounts”);

(vii)	Donald Destino, as a managing director of Harvest Capital and portfolio manager of Harvest Financial and as the manager of the Harvest Capital Accounts;

(viii)	Craig Baum, with respect to the Shares directly owned by him and as a managing director of Harvest Capital;

(ix)	Saturnino Fanlo, as a nominee for the Board of Directors of the Issuer (the “Board”);

CUSIP NO. 39304D102

(x)	George W. Gresham, as a nominee for the Board; and

(xi)	Philip B. Livingston, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Harvest Small Cap Masters, Harvest Small Cap, HSCP Strategic, Harvest Financial, Harvest Capital and Messrs. Osher, Destino and Baum is 600 Montgomery Street, Suite 1700, San Francisco, California 94111. The officers and directors of Harvest Small Cap Masters and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.  The principal business address of Mr. Fanlo is c/o Social Finance, Inc., 1 Letterman Drive, Building A, Suite 4700, San Francisco, California 94129. The principal business address of Mr. Gresham is 2355 East Orangewood Avenue, Phoenix, Arizona 85020. The principal business address of Mr. Livingston is 7145 Cedarwood Circle, Boulder, Colorado 80301.

(c)           The principal business of each of Harvest Small Cap Masters, Harvest Small Cap, HSCP Strategic, and Harvest Financial is investing in securities.  Harvest Capital is a registered investment adviser with the Securities and Exchange Commission and serves as the investment adviser to the Harvest Capital Accounts and as the investment manager of Harvest Small Cap Masters.  Harvest Capital also serves as the general partner of each of Harvest Small Cap, HSCP Strategic and Harvest Financial. Each of Messrs. Osher, Destino and Baum is a managing director of Harvest Capital. The principal occupation of Mr. Fanlo is serving as President and Chief Financial Officer of Social Finance, Inc. (a/k/a SoFi), a marketplace lender and financial services company. The principal occupation of Mr. Gresham is serving as owner and Chief Executive Officer of Granite Reef Advisers, Inc., an advisory firm focused on providing third-party clients assistance in the evaluation and consideration of acquisition targets or in the executional efforts surrounding company dispositions, and as a member of the Board of Directors of BluePay, Inc., a provider of technology-enabled merchant processing services.  The principal occupation of Mr. Livingston is serving as Chief Operating Officer of UASUSA, a manufacturer of commercial drones, and as a director of each of Ambassadors Group, Inc., a provider of educational travel experiences and online educational research materials and Rand Worldwide, Inc., an operator of technology and professional services providers to the engineering community.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Osher, Destino, Baum, Fanlo, Gresham and Livingston is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

CUSIP NO. 39304D102

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Harvest Small Cap Masters, Harvest Small Cap, HSCP Strategic, Harvest Financial, and held in the Harvest Capital Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,454,524 Shares beneficially owned by Harvest Small Cap Masters is approximately $24,361,312, including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 285,500 Shares beneficially owned by Harvest Small Cap Masters is approximately $802,374, including brokerage commissions.  The aggregate purchase price of the 1,095,476 Shares beneficially owned by Harvest Small Cap is approximately $18,349,109, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 214,500 Shares beneficially owned by Harvest Small Cap is approximately $602,834, including brokerage commissions. The aggregate purchase price of the 702,065 Shares beneficially owned by HSCP Strategic is approximately $15,128,982, including brokerage commissions. The aggregate purchase price of the 49,466 Shares beneficially owned by Harvest Financial is approximately $868,821, including brokerage commissions. The aggregate purchase price of the 62,174 Shares held in the Harvest Capital Accounts is approximately $1,065,704, including brokerage commissions. The Shares held in the Osher Family Accounts were purchased in the open market with personal funds. The aggregate purchase price of the 147,000 Shares held in the Osher Family Accounts is approximately $2,317,255, including brokerage commissions. The Shares purchased by each of Messrs. Baum, Fanlo, and Livingston were purchased in the open market with personal funds. The aggregate purchase price of the 7,500 Shares beneficially owned by Mr. Baum is approximately $131,359, including brokerage commissions.  The aggregate purchase price of the 4,000 Shares beneficially owned by Mr. Fanlo is approximately $87,102, including brokerage commissions.  The aggregate purchase price of the 4,050 Shares beneficially owned by Mr. Livingston is approximately $74,891, including brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On March 14, 2016, Harvest Small Cap Masters (together with its affiliates, “Harvest”) delivered a letter to the Issuer nominating Saturnino Fanlo, George W. Gresham, and Philip B. Livingston (the “Nominees”) for election to the Board at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”).  Harvest believes that change to the composition of the Board is warranted given the qualifications of its Nominees, as evidenced by their bios below, as well as the prolonged underperformance of the Issuer.  The Nominees are highly qualified candidates with relevant credentials and industry experience who Harvest believes can be extremely helpful in evaluating and executing on initiatives to unlock value at the Issuer.

Saturnino “Nino” Fanlo has over 30 years of industry experience in financial services, banking, and capital markets. Since 2012, Mr. Fanlo has served as President and Chief Financial Officer of Social Finance, Inc. (a/k/a “SoFi”), a marketplace lender and financial services company with over $8 billion in loans funded to date. Prior to SoFi, Mr. Fanlo served as Senior Advisor at Golden Gate Capital, a San Francisco-based private equity firm, from 2009 to 2011. Previously, Mr. Fanlo was a Partner at Kohlberg Kravis Roberts & Co. (currently KKR & Co. L.P.), where he led the Company’s fixed income business and served as Chief Executive Officer and a director of NYSE listed KKR Financial Holdings LLC, from 2004 to 2008. Prior to KKR, Mr. Fanlo served in prominent positions for 10 years at Wells Fargo & Company (“Wells Fargo”), including Executive Vice President and Treasurer from July 2000 to June 2004. As Treasurer of Wells Fargo, Mr. Fanlo was responsible for overseeing the firm’s investment portfolio, Treasury regulatory matters, dividend policy, and rating agency interaction. Mr. Fanlo founded the Principal Investments Group and Sutter Advisors LLC, a registered investment advisor and wholly-owned subsidiary of Wells Fargo. Previously, Mr. Fanlo served as Vice President at Goldman Sachs Group, Inc., from 1990 to 1995, where he was responsible for the Commercial Mortgage Backed Securities desk. Mr. Fanlo’s prior investment banking and asset management experience also include roles at Credit Suisse Group AG, Metropolitan Life Insurance Company and Australian Capital Equity Pty Ltd. Mr. Fanlo earned his B.A. in Economics from Haverford College.

CUSIP NO. 39304D102

George W. Gresham has an outstanding background in the payments and financial services industries, serving as the chief financial officer of three publicly traded companies. Mr. Gresham has extensive experience building, leading, and advising enterprises through complex transactions, restructurings, international expansion, capital market transactions and changing regulatory landscapes. From May 2010 through June 2013, Mr. Gresham served as the Chief Financial Officer and Executive Vice President of NetSpend Holdings, Inc. (“NetSpend”), a provider of general purpose reloadable prepaid accounts, where he played an integral role in the successful $1.4 billion sale of NetSpend to Total System Services, Inc. in June 2013. From February 2008 to May 2010, Mr. Gresham served as Chief Financial Officer and Executive Vice President of Global Cash Access, Inc. (n/k/a Everi Holdings Inc.), which was a $700 million multinational enterprise engaged in providing specialty merchant payment processing solutions to operators of gaming properties. From May 2002 until October 2007, Mr. Gresham served as Chief Financial Officer, Chief Administrative Officer and Executive Vice President of eFunds Corporation, a company that specialized in providing multinational enterprises with complex payment and payments-related technology solutions. Mr. Gresham also served as the Chairman of eFunds’ Operating Committee responsible for running the day-to-day operations and overseeing operational and financial performance. eFunds was acquired by Fidelity National Information Systems in September 2007 for $1.8 billion. Most recently, Mr. Gresham has been the Chief Executive Officer and owner of Granite Reef Advisers, Inc., an advisory firm focused on providing third-party clients assistance in the evaluation of acquisition targets and in exploring company dispositions. Mr. Gresham has served on the Board of Directors and as Chairman of the Audit Committee of BluePay, Inc., a provider of technology-enabled merchant processing services, since July 2013. He previously served on the Board of Directors and as Chairman of the Audit Committee of Sterling Backcheck, Inc., an international provider of background checks and employment screening services. From 1991 through 2002, Mr. Gresham served in various positions with Deloitte LLP. Mr. Gresham earned a B.S. in Accountancy from Northern Arizona University and an M.B.A. from the Thunderbird School of Global Management.

Philip Livingston has extensive public and private company experience as both an operating executive and board member. Mr. Livingston has a proven track record of helping to guide companies with operating challenges, which has made him a sought-after turnaround executive and shareholder-appointed Board representative. During his twenty-five year career as a public company executive, Mr. Livingston has served both as a director and the audit committee chairman for Broadsoft Corporation, Insurance Auto Auction, Cott Corporation, MSC Software, and Seitel Inc. Mr. Livingston’s significant operating experience includes serving as Chief Financial Officer for Celestial Seasonings, Inc., Catalina Marketing Corporation, and World Wrestling Entertainment. He most recently served as Chief Executive Officer and a director of Ambassadors Group, from May 2014 to October 2015. Prior to joining Ambassadors Group, he was Chief Executive Officer of LexisNexis Web Based Marketing Solutions. From 1999 to 2003, he served as President of Financial Executives International, the leading professional association of chief financial officers and controllers. In that role he led the organization’s support of regulatory and corporate governance reforms culminating in the Sarbanes-Oxley Act. Mr. Livingston’s earlier career included positions in financial management and auditing with Genentech, Inc. and Ernst & Young, where he earned his CPA. Mr. Livingston earned a B.A. in Business Management and a B.S. in Government and Politics from the University of Maryland and a M.B.A. in Finance and Accounting from the University of California, Berkeley.

CUSIP NO. 39304D102

The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding corporate strategy and Board representation and the composition of the Issuer’s Board, generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 50,113,873 Shares outstanding, as of January 31, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016.

A.	Harvest Small Cap Masters

(a)
As of the close of business on March 15, 2016, Harvest Small Cap Masters beneficially owned 1,740,024 Shares, including 285,500 Shares underlying certain call options that are exercisable within 60 days hereof.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 1,740,024
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,740,024
4. Shared power to dispose or direct the disposition: 0

(c)	Harvest Small Cap Masters has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

B.	Harvest Small Cap

(a)
As of the close of business on March 15, 2016, Harvest Small Cap beneficially owned 1,309,976 Shares, including 214,500 Shares underlying certain call options that are exercisable within 60 days hereof.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 1,309,976
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,309,976
4. Shared power to dispose or direct the disposition: 0

(c)	Harvest Small Cap has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 39304D102

C.	HSCP Strategic

(a)	As of the close of business on March 15, 2016, HSCP Strategic beneficially owned 702,065 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 702,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 702,065
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by HSCP Strategic since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

D.	Harvest Financial

(a)	As of the close of business on March 15, 2016, Harvest Financial beneficially owned 49,466 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 49,466
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 49,466
4. Shared power to dispose or direct the disposition: 0

(c)	Harvest Financial has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

E.	Harvest Capital

(a)
As of the close of business on March 15, 2016, 62,174 Shares were held in the Harvest Capital Accounts.  Harvest Capital, as the investment manager of Harvest Small Cap Masters and the investment adviser to the Harvest Capital Accounts and as the general partner of each of Harvest Small Cap, HSCP Strategic and Harvest Financial, may be deemed the beneficial owner of the (i) 1,740,024 Shares owned by Harvest Small Cap Masters, (ii) 1,309,976 Shares owned by Harvest Small Cap, (iii) 702,065 Shares owned by HSCP Strategic, (iv) 49,466 Shares owned by Harvest Financial, and (v) 62,174 Shares held in the Harvest Capital Accounts.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 3,863,705
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,863,705
4. Shared power to dispose or direct the disposition: 0

(c)
Harvest Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of HSCP Strategic since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 39304D102

F.	Mr. Osher

(a)
As of the close of business on March 15, 2016, 147,000 Shares were held in the Osher Family Accounts, which Mr. Osher may be deemed to beneficially own.  In addition, Mr. Osher, as the portfolio manager of each of Harvest Small Cap Masters, Harvest Small Cap and HSCP Strategic and as a managing director of Harvest Capital, may be deemed the beneficial owner of the (i) 1,740,024 Shares owned by Harvest Small Cap Masters, (ii) 1,309,976 Shares owned by Harvest Small Cap, and (iii) 702,065 Shares owned by HSCP Strategic.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 3,899,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,899,065
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Osher has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of HSCP Strategic since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

G.	Mr. Destino

(a)
Mr. Destino, as the portfolio manager of Harvest Financial and the manager of the Harvest Capital Accounts and as a managing director of Harvest Capital, may be deemed to be the beneficial owner of the (i) 49,466 Shares owned by Harvest Financial and (ii) 62,174 Shares held in the Harvest Capital Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 111,640
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 111,640
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Destino has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

H.	Mr. Baum

(a)	As of the close of business on March 15, 2016, Mr. Baum directly owned 7,500 Shares

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 7,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Baum has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 39304D102

I.	Mr. Fanlo

(a)	As of the close of business on March 15, 2016, Mr. Fanlo directly owned 4,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Fanlo since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

J.	Mr. Gresham

(a)	As of the close of business on March 15, 2016, Mr. Gresham did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Gresham has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

K.	Mr. Livingston

(a)	As of the close of business on March 15, 2016, Mr. Livingston directly owned 4,050 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,050
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Livingston has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 39304D102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On March 16, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2016 Annual Meeting (the “Solicitation”), and (c) Harvest agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Harvest has agreed to indemnify each of the Nominees against claims arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Harvest Small Cap Masters is long with respect to an aggregate of 285,500 Shares underlying American-style call options purchased in the over the counter market, which have an exercise price of $15.00 per share and expire on September 16, 2016.

Harvest Small Cap is long with respect to an aggregate of 214,500 Shares underlying American-style call options purchased in the over the counter market, which have an exercise price of $15.00 per share and expire on September 16, 2016.

Harvest Small Cap Masters is short with respect to an aggregate of 285,500 Shares underlying American-style call options sold in the over the counter market, which have an exercise price of $20.00 per share and expire on September 16, 2016.

Harvest Small Cap is short with respect to an aggregate of 214,500 Shares underlying American-style call options sold in the over the counter market, which have an exercise price of $20.00 per share and expire on September 16, 2016.

Harvest Financial is short with respect to an aggregate of 2,000 Shares underlying American-style call options sold in the over the counter market, which have an exercise price of $20.00 per share and expire on March 18, 2016.

Item 7.	Material to be Filed as Exhibits. Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Harvest Small Cap Partners  Masters, Ltd, Harvest Small Cap Partners, LP, HSCP Strategic I, LP, Harvest Financial Partners, LP, Harvest Capital Strategies LLC, Jeffrey B. Osher, Donald Destino, Craig Baum, Saturnino Fanlo, George W. Gresham, and Philip B. Livingston, dated March 16, 2016.

99.2	Form of Indemnification Letter Agreement.

99.3	Powers of Attorney.

CUSIP NO. 39304D102
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2016

Harvest Small Cap Partners Masters, Ltd

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners, LP

By:	Harvest Capital Strategies LLC General Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

HSCP Strategic I, LP

By:	Harvest Capital Strategies LLC General Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Financial Partners, LP

By:	Harvest Capital Strategies LLC General Partner

By:	/s/ Donald Destino
	Name:	Donald Destino
	Title:	Managing Director

Harvest Capital Strategies LLC

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

CUSIP NO. 39304D102

/s/ Jeffrey B. Osher
JEFFREY B. OSHER
Individually and as attorney-in-fact for Saturnino Fanlo, George W. Gresham, and Philip B. Livingston

/s/ Donald Destino
DONALD DESTINO

/s/ Craig Baum
CRAIG BAUM

CUSIP NO. 39304D102

SCHEDULE A

Directors and Officers of Harvest Small Cap Partners Masters, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Paul Stevenson	Accountant	Mintflower Place, 3rd Floor 8 Par-la-Ville Road Hamilton HM08, Bermuda	Canada

Kevin Christopher Lynch	President and Chief Operating Officer of Harvest Capital Strategies LLC	600 Montgomery Street Suite 1700 San Francisco, California 94111	United States of America

CUSIP NO. 39304D102

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

HSCP STRATEGIC I, LP

Purchase of Class A Common Stock	12,000	$22.1893	03/08/2016
Purchase of Class A Common Stock	22,300	$21.8946	03/09/2016
Purchase of Class A Common Stock	35,300	$21.9058	03/10/2016
Purchase of Class A Common Stock	63,733	$22.0825	03/11/2016
Purchase of Class A Common Stock	96,200	$22.5391	03/14/2016
Purchase of Class A Common Stock	25,000	$22.5165	03/15/2016

SATURNINO FANLO

Purchase of Class A Common Stock	4,000	$21.7700	03/07/2016